Exhibit 99.1

News Release

Stantec reports good Q1 17 operating results and Innovyze sale impact on earnings

EDMONTON, AB; NEW YORK, NY (May 11, 2017) TSX, NYSE:STN

Stantec achieved good operating results in the first quarter of 2017, with a 69.0% increase in gross revenue compared to the first quarter of 2016. Earnings before interest, tax, depreciation, and amortization (EBITDA) rose 35.0%, while adjusted diluted earnings per share (EPS) remained stable at $0.40 quarter over quarter.

Growth was led by acquisitions completed in 2016 and organic growth in the Water and Infrastructure business operating units, which together make up nearly 50% of the Company’s gross revenue. Operations in the United States also experienced organic growth. Overall organic revenue is trending in a positive direction, with retraction decreasing from 4.4% in the fourth quarter of 2016 to 2.4% in the first quarter of 2017. Also positively impacting results was an increase in gross margin—from 53.9% in Q1 16 to 54.1% in Q1 17—mainly due to the mix of projects acquired from MWH Global, Inc. (MWH). Stantec’s revenue growth was partly offset by organic gross revenue retraction in some business operating units and the impact of foreign exchange.

“Stantec had a good quarter. Our operating results show that the Company is moving in a positive direction,” says president and chief executive officer, Bob Gomes. “Our recent acquisitions are already contributing significantly to growth, organic gross revenue growth is up for both our Water and Infrastructure operations, and overall organic growth is trending in the right direction as the rate of retraction decreases. We’re also pleased by the strategic divestiture of our water software company, Innovyze. Now both companies can continue to prosper with the best available resources, and we have an opportunity to reduce debt.”

The sale of Innovyze, Inc. (Innovyze) results in a significant reduction in goodwill and debt, but the low tax base of this asset acquired from MWH created a high tax liability that will impact Stantec’s year-to-date results in 2017. Because of the accounting method required to account for this strategic divestiture, Stantec had a net loss of $58.0 million in the quarter and a diluted loss per share of $0.51. A detailed explanation of this transaction is provided below under “Subsequent Event.”

Financial Summary

For the period ended March 31 (In millions of Canadian dollars, except per share amounts and %)	2017 Q1 $	2016 Q1 $	Change

Gross revenue	1,276.3	755.4	69.0%

EBITDA (1)	89.8	66.5	35.0%

Adjusted net income (1)	45.8	37.6	21.8%

Net (loss) income	(58.0)	30.6	n/m

Adjusted diluted earnings per share (EPS) (1)	0.40	0.40	-

Cash dividends declared per common share	0.1250	0.1125	11.1%

n/m=not meaningful

(1) EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures defined in the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2016 Annual Report and the Q1 17 Management’s Discussion and Analysis.

Stantec’s Infrastructure business operating unit experienced organic gross revenue growth of 2.3% over the first quarter of 2016 due to strong organic growth in the US transportation sector and stability in Canadian transportation activities. Compared to the first quarter of 2016, the Water business operating unit experienced 2.2% organic revenue growth, with organic growth occurring in both Canada and the United States. The Environmental Services business operating unit had stable organic revenue in the first quarter of 2017 compared to the first quarter of 2016.

The Company’s Buildings business operating unit experienced organic revenue retraction of 6.8% in the first quarter of 2017 compared to the first quarter of 2016, which was a very robust quarter for Buildings. Strong organic growth in the United States was offset by retraction in Canadian and Global operations, primarily due to continued weakness in the oil and gas sector, which affected private and public spending in Canada and the Middle East. Also contributing to the retraction in Buildings was the number of large public-private partnership projects that have been awarded but will not contribute revenue until later in 2017. Stantec’s Energy & Resources business operating unit experienced a 13.2% retraction in Q1 17 compared to Q1 16 due to the continued weakness in the oil and gas and mining sectors, though this retraction is at a reduced rate compared to 2016.

During the quarter, the Company made substantial progress integrating MWH America’s financial information and projects into Stantec’s enterprise management system and harmonizing the policies and practices of MWH and Stantec.

Subsequent Event

During the quarter, Stantec signed an agreement for the sale of its water software business, Innovyze, Inc. and subsidiaries, to the EQT Mid Market US fund. Innovyze joined Stantec as part of the MWH acquisition in 2016; subsequently, the Company determined that Innovyze did not add synergies to Stantec’s core business. The sale of Innovyze closed on May 5, 2017, for gross proceeds of US$270 million (approximately $359 million), less working capital adjustments and assumed indebtedness. This strategic transaction will reduce an estimated $292 million of goodwill and intangible assets, pay down approximately $202 million of debt, and result in an estimated pre-tax accounting gain of $53 million.

Because the Innovyze sale was probable in Q1 17, in accordance with International Financial Reporting Standards, Stantec recorded a deferred tax liability and expense regarding the value of its net investment in Innovyze. Because of the timing of the sale, a deferred tax charge impacted net income by $90.4 million; this charge will be reversed in Q2 17 when the gain on sale is realized and a current tax provision is recorded. This deferred tax charge decreased diluted EPS by $0.79, resulting in a diluted loss per share of $0.51. Management believes EBITDA, adjusted net income, and adjusted EPS better reflect Stantec’s operating performance. Also note that the deferred tax charge does not affect Stantec’s liquidity, cash flows from operating activities, or debt covenants in the first quarter.

The expected gain for tax purposes of approximately $344 million is higher than the accounting gain because the adjusted cost base (for tax purposes) of Innovyze is approximately $13 million and the fair value grew organically over time. The related net tax expense on the sale will be approximately $110 million. The table below summarizes the Q1 17 impact and estimated impact that this transaction, which straddles two quarters, will have on Stantec’s Q2 17 and year-to-date results:

Estimated Impact of Innovyze Sale

(In millions of Canadian dollars except per share amounts)

	Q1 17 $	Q2 17 Pro Forma $	YTD Pro Forma $

Gross proceeds		359	359
Working capital adjustments and transaction costs		(31)	(31)

Net proceeds from sale		328	328
Net assets at close		(275)	(275)
Gain on disposal		53	53

Estimated impact on taxes – current and deferred	(90)	(20)	(110)

Estimated impact on net income	(90)	33	(57)

Estimated impact on EPS – diluted	(0.79)	0.29	(0.50)

This table includes estimates that may be different from the actual future results due to various assumptions including those related to foreign exchange, number of weighted average shares, estimated working capital and indebtedness of Innovyze, and estimated transactions that are contingent on the net proceeds.

Additional Company Activity

On April 13, 2017, Stantec declared and paid a cash dividend of $0.1250 per share to shareholders of record. On May 10, 2017, the Company also declared a dividend of $0.1250 per share, payable on July 13, 2017, to shareholders of record as of June 30, 2017.

As part of the Company’s commitment to doing business that meets the needs of the present while contributing to an environmentally, socially, and economically viable future, Stantec recently published its 2016 Sustainability Report. Prepared in accordance with the internationally recognized Global Reporting Initiative’s G4 framework, the report shares Stantec’s ongoing commitment to social, environmental, and economic sustainability; addresses the Company’s sustainability performance for fiscal year 2016; and outlines its forward-looking plans for 2017. It also fulfills Stantec’s commitment to reporting on the United Nations Global Compact’s 10 principles of sustainability and corporate citizenship. The report is available at stantec.com/about-us/sustainability.html.

Conference Call and Company Information

Stantec’s first quarter conference call—to be held Thursday, May 11, at 2:00 PM MDT (4:00 PM EDT)—will be broadcast live and archived in the Investors section of stantec.com. Financial analysts wanting to participate in the earnings conference are invited to call 1-866-222-0265 and provide the operator with confirmation code 2887233.

Stantec’s Annual General Meeting of Shareholders will be held on Thursday, May 11, 2017, at 10:30 AM MDT (12:30 PM EDT) at Stantec Center, 10160 – 112 Street NW, Edmonton, Alberta.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted net income, and adjusted diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates,

Developments, and Measures section of the Company’s 2016 Annual Report and the Company’s 2017 First Quarter Management’s Discussion and Analysis.

Certain statements contained in this news release constitute forward-looking statements. These statements include, but are not limited to, trends in organic revenue growth; anticipated revenue from future P3 projects, and the timing thereof; and the anticipated accounting treatment, use of proceeds, and accounting gains, transaction costs and tax liabilities associated with the Innovyze sale. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, uncertainty regarding US tax reform; changing market conditions for Stantec’s services; the risk that Stantec will not meet its growth or revenue targets; and the risk that the projects contemplated in this news release will not contribute significant revenue when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2016 Annual Report and the 2017 First Quarter Management’s Discussion and Analysis. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2016 (which form our 2016 Annual Report) by visiting EDGAR on the SEC website at sec.gov, on the CSA website at sedar.com, or at stantec.com. Alternatively, you may obtain a printed copy of the 2016 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact

Earl J. Woods	Sonia Kirby

Stantec Media Relations	Stantec Investor Relations

Ph: 780-969-6544	Ph: 780-616-2785

earl.woods@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

	March 31	December 31
	2017	2016
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	194,037	210,903
Cash in escrow	4,189	8,844
Trade and other receivables	792,650	806,417
Unbilled revenue	442,904	421,829
Income taxes recoverable	41,102	46,705
Prepaid expenses	57,392	62,253
Other financial assets	17,103	20,890
Other assets	5,063	4,679
Assets held for sale	297,222	-

Total current assets	1,851,662	1,582,520
Non-current
Property and equipment	213,286	213,931
Goodwill	1,618,245	1,828,061
Intangible assets	327,354	449,530
Investments in joint ventures and associates	8,941	9,220
Deferred tax assets	31,352	26,195
Other financial assets	170,536	160,056
Other assets	15,103	15,155

Total assets	4,236,479	4,284,668

LIABILITIES AND EQUITY
Current
Trade and other payables	594,208	718,197
Deferred revenue	216,172	201,766
Income taxes payable	1,781	1,795
Long-term debt	267,864	91,876
Provisions	34,115	36,011
Other financial liabilities	2,671	2,378
Other liabilities	21,908	20,795
Liabilities associated with assets held for sale	41,225	-

Total current liabilities	1,179,944	1,072,818
Non-current
Long-term debt	787,089	928,586
Provisions	82,672	80,664
Net employee defined benefit liability	48,235	50,490
Deferred tax liabilities	148,313	79,592
Other financial liabilities	8,194	7,591
Other liabilities	85,590	88,427

Total liabilities	2,340,037	2,308,168

Shareholders’ equity
Share capital	874,849	871,822
Contributed surplus	19,278	18,736
Retained earnings	845,604	917,883
Accumulated other comprehensive income	155,112	167,287
Accumulated other comprehensive loss classified as held for sale	(1,683)	-

Total shareholders’ equity	1,893,160	1,975,728

Non-controlling interests	3,282	772

Total liabilities and equity	4,236,479	4,284,668

Consolidated Statements of (Loss) Income

(Unaudited)

	For the quarter ended March 31

	2017	2016
(In thousands of Canadian dollars, except per share amounts)	$	$

Gross revenue	1,276,260	755,383
Less subconsultant/subcontractor and other direct expenses	402,462	126,735

Net revenue	873,798	628,648
Direct payroll costs	401,420	289,509

Gross margin	472,378	339,139
Administrative and marketing expenses	380,734	271,677
Depreciation of property and equipment	13,906	10,057
Amortization of intangible assets	23,510	10,803
Net interest expense	7,608	3,088
Other net finance expense	2,189	1,128
Share of income from joint ventures and associates	(733)	(372)
Foreign exchange loss	1,216	104
Other (income) expense	(787)	125

Income before income taxes	44,735	42,529

Income taxes
Current	9,525	14,041
Deferred	2,777	(2,133)
Deferred tax on held for sale	90,439	-

Total income taxes	102,741	11,908

Net (loss) income for the period	(58,006)	30,621

Weighted average number of shares outstanding - basic	114,130,365	93,957,468

Weighted average number of shares outstanding - diluted	114,667,828	94,358,094

Shares outstanding, end of period	114,184,909	93,890,761

(Loss) Earnings per share
Basic	(0.51)	0.33

Diluted	(0.51)	0.32